Schering to Initiate Additional Phase 3 Trial of Sargramostim in Crohn's
Disease

Berlin, October 20, 2005 - On the occasion of the United European
Gastroenterology Week (UEGW) in Copenhagen, Denmark, Schering AG, Germany (FSE: SCH, NYSE:SHR) announced plans to initiate an additional phase 3 trial to evaluate sargramostim as a potential new treatment option for Crohn's disease.

The trial is being initiated as a result of a patient recruitment delay faced by NOVEL 3, one of two ongoing Phase 3 studies of sargramostim in Crohn's disease, and aims to achieve finalization of the phase 3 program as soon as possible.

Patient enrollment for NOVEL 4, the other pivotal phase 3 clinical trial of sargramostim in Crohn's disease, recently completed enrollment of more than 240 patients ahead of schedule. Data from NOVEL 4 are expected to be available in 2006.

These trials are part of N.O.V.E.L.(tm) (New Opportunities to Verify Evolving Logic in Crohn's disease), a comprehensive, worldwide clinical trials program supported by Schering AG for the ongoing development of sargramostim as a potential new treatment for Crohn's disease.

"Sargramostim provides a unique mechanism of action in Crohn's disease. We are strongly committed to continuing the phase 3 program with this compound," said Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for Development. "We look forward to initiating this additional phase 3 trial, which will broaden the patient population and generate additional safety and efficacy data in support of making sargramostim available to Crohn's patients worldwide."

Schering currently anticipates to submit sargramostim in the indication of Crohn's disease by the end of 2007, beginning of 2008.


About Schering

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng